UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: September 25, 2023

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 21, 2023, Legend Biotech Corporation (the “Company”) held its 2023 Annual General Meeting of Shareholders. The voting results are attached hereto as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-257609, 333-257625, and 333-272222) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit 99.1 — Voting Results of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: September 25, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer